Exhibit 99.1

NICE Receives Customer Value Enhancement of the Year Award for
Real-time Decisioning and Agent Guidance Solutions from Analyst Firm Frost & Sullivan

Ra’anana, Israel, February 07, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that it has received the Customer Value Enhancement of the Year Award, North America 2011  from analyst firm Frost & Sullivan. The Award is presented each year by Frost & Sullivan to the company that has demonstrated excellence in implementing strategies that proactively create value and help improve the return on investment for its customers. It is a recognition of NICE’s accomplishments in Contact Center Real-time Decisioning and Agent Guidance.

Keith Dawson, principal analyst at analyst firm Frost & Sullivan said, “With NICE’s real-time decisioning capabilities agents no longer have to ‘duck out’ of an application to open a new program to find customer data, or decide whether a particular offer is right for a customer. The NICE solution facilitates the automation of those processes. With real-time guidance it also presents agents with personalized next-best-action instructions on how to handle specific issues - or opportunities - as they come up. Furthermore, the NICE approach is notably different from other Real-time Decisioning providers in that it enables a variety of information to be pushed to the agent's attention during an interaction, including details of cross-channel communications that have happened before the current call. This is a key element involved in making the agent's process through an interaction more consistent.”

Dawson also noted, “This approach is the hallmark of enhanced customer value: perfecting and institutionalizing best practices. As such, NICE Systems’ capabilities for real-time decision-making, and approach to the contact center real-time decisioning market earns the company the North America 2011 Frost & Sullivan Customer Value Enhancement of the Year Award.”

Udi Ziv, President of the NICE Enterprise Group, said “We are pleased to be presented with this award from Frost & Sullivan, reflecting the unique value we provide our customers with our real-time solutions delivering a real-time impact on customer experience and business success.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.